REITLER
BROWN &
ROSENBLATT LLC                                      800 Third Avenue, 21st Floor
-------------------                                      New York, NY 10022-7604
ATTORNEYS AT LAW                                              Tel (212) 209-3050
                                                              Fax (212) 371-5500



                                        September 29, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      SHEERVISION, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         PRE-EFFECTIVE AMENDMENT NO. 2
         FILE NO. 333-135727

Ladies and gentlemen:

         On behalf of our client, SheerVision, Inc., a Delaware corporation (the "COMPANY"), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended (the "EXCHANGE ACT"), by means of the Electronic Data Gathering, Analysis, and Retrieval system, Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-135727) (the "REGISTRATION STATEMENT"), together with certain exhibits thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Registration Statement.

         We are in receipt of the letter, dated September 26, 2006 (the "COMMENT LETTER"), from Peggy Fisher, Esq., Assistant Director, of the Securities and Exchange Commission (the "COMMISSION"), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------


1                         19               The requested correction has been made.

2                         F-2 through      The requested revision has been made in both Amendment No. 2 to the
                          F-7              Registration  Statement  and the Quarterly  Report on Form 10-QSB/A
                                           No. 2  for the  three  months  ended  May 31,  2006.  In  addition, simultaneous  with  the  filing  hereof,  the  Company  is filing a
                                           Current Report on Form 8-K with respect to Item 4.02.


COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------


3                         F-10             The requested amendment has been made.

4                         na               The  Company takes notice of the  staff's comments and will provide updated financial statements if required  to comply with Item 310(g)
                                           of Regulation S-B.

5                         na               Simultaneous  with the filing  hereof,  the  Company  is  filing an amended  Annual  Report on Form 10-KSB/A No. 2 including  currently dated certifications.

Closing Comments          na               The Company takes notice of the Closing Comments.




         Please contact the undersigned if we may be of assistance.

                                                     Sincerely,

                                                     /s/ Robert Steven Brown

                                                     Robert Steven Brown

                                       2